Filed Pursuant to Rule 424(b)(3)
Registration No. 333-113863

PALADIN REALTY INCOME PROPERTIES, INC.

SUPPLEMENT NO. 3 DATED MAY 30, 2006

TO THE PROSPECTUS DATED FEBRUARY 28, 2005

This prospectus supplement No. 3 (this “Supplement”) is part of, and should be read in conjunction with, the prospectus of Paladin Realty Income Properties, Inc. dated February 28, 2005 (the “Prospectus”), Supplement No. 1 to the Prospectus dated December 22, 2005, and Supplement No. 2 to the Prospectus dated January 20, 2006. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as set forth in the Prospectus.

A. SUITABILITIY STANDARDS

The 9th paragraph on page i of the Prospectus is hereby revised to modify the suitability standards with respect to Ohio as follows:

“Kansas, Missouri and Pennsylvania—In addition to our suitability requirements, investors must have a net worth of at least ten (10) times their investment in our common stock.

Ohio—In addition to our suitability requirements, investors must have (a) a minimum annual income of $70,000 and a minimum Net Worth of $70,000; or (b) a minimum Net Worth of $250,000. In addition, an investment in us and our affiliates may not exceed 10% of the purchaser’s liquid Net Worth.”

B. SUPPLEMENT TO POTENTIAL INVESTMENT SECTION OF THE PROSPECTUS—CHAMPION FARMS APARTMENTS

As of the date of this Supplement, we have acquired an interest in one property. This property is located at 801 Fiber Optic Drive in the Central Arkansas I-440 Business Park in North Little Rock, Arkansas. Our interest in this property consists of a 74% interest in the entity that owns the property, PRIP 801, LLC, which we refer to as “PRIP”.

801 Fiber Optic Drive consists of approximately 10.95 acres of real property and a 56,336 square foot building that was completed in 2001, which is 100% leased to FedEx Ground Package System, Inc. pursuant to a net lease that expires on July 31, 2011. The purchase price for our interest was $2,618,260, plus approximately $133,000 in closing costs and prepaid escrow amounts.

801 Fiber Optic Drive is managed by the controlling member of 801 FO, LLC (which holds the remaining tenant-in-common interest in 801 Fiber Optic Drive) for which it receives a customary property management fee.

On May 10, 2006, one of our affiliates entered into a Membership Interest Purchase and Sale Agreement, which we refer to as the “Purchase Agreement”, with Bradley B. Chambers, a resident of the state of Indiana and Buckingham Investment Corporation, an Indiana corporation for the purchase of a 70% membership interest in Springhurst Housing Partners, LLC a single-purpose limited liability company that owns Champion Farms Apartments at 3700 Springhurst Boulevard in Louisville, Kentucky. We refer to the 70% membership interest as the “Property Interest”. Our affiliate is PRIP 3700, LLC, a single purpose limited liability company formed for the purpose of this acquisition.

The sellers will continue to own the remaining 30% interest in Springhurst Housing Partners, LLC. The sellers are unaffiliated with us and our affiliates.

The contract purchase price for the Property Interest is $4,725,000 exclusive of transaction costs and financing fees.

It is currently anticipated that simultaneously with the closing, Springhurst Housing Partners, LLC will put in place a new, interest-only, fixed-rate loan in an amount of $16,350,000 on the property.

Champion Farms is a 264 unit multifamily rental community built in 2000. The apartment complex has an aggregate of 248,442 square feet of rentable area and was approximately 95.8% occupied as of April 20, 2006. We believe that the property is suitable and adequate for its intended purpose and is adequately covered by insurance.

It is currently anticipated that the limited liability company operating agreement for Springhurst Housing Partners, LLC will be amended prior to or simultaneously with the closing. The operating agreement will provide that PRIP 3700, LLC will be obligated to purchase additional membership interests in Springhurst Housing Partners, LLC at a fixed price of $67,500 per 1% additional interest under certain circumstances.

Our board of directors has approved the acquisition of the Property Interest and the entry by us into a note with Paladin Realty Partners, LLC, our sponsor, in connection with the acquisition on substantially similar terms to a loan between Paladin Realty Partners, LLC and an unaffiliated financial institution. The Company intends to finance the acquisition using proceeds from its offering and the Champion Farms note.

We anticipate that the acquisition of the Property Interest will be consummated on or about May 31, 2006. Although we believe that the acquisition of the Property Interest is probable, the closing of such acquisition is subject to a number of conditions and there can be no guarantee that the acquisition of the Property Interest will be consummated.